QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

        Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FAMOUS DAVE'S OF AMERICA, INC. (Name of Issuer)
Common Stock, $.01 par value (Title of Class of Securities)
307068106 (CUSIP Number)
December 31, 2001 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  /x/    Rule 13d-1(b)

  / /    Rule 13d-1(c)

  / /    Rule 13d-1(3)

        *      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307168106	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jess S. Morgan & Company, Inc. 95-2483169

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) / /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION California corporation

NUMBER OF	5	SOLE VOTING POWER None
SHARES
BENEFICIALLY	6	SHARED VOTING POWER 607,450
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER None.
PERSON WITH
	8	SHARED DISPOSITIVE POWER 607,450

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,450 Shares of Common Stock, $.01 par value.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%

12	TYPE OF REPORTING PERSON*
IA

CUSIP NO. 307168106	13G	Page 3 of 5 Pages
Item 1(a).	Name of Issuer
Famous Dave's of America, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices
7657 Anagram Dr. Eden Prairie, MN 55344

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office:

Item 2(c).	Citizenship:
Jess S. Morgan & Company, Inc. 5750 Wilshire Blvd., Suite 590 Los Angeles, CA 90036 (California corporation)

Item 2(d).	Title of Class of Securities
Common Stock, $.01 par value

Item 2(e).	CUSIP Number
307068106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	/ /	Broker or dealer registered under Section 15 of the Act: Not applicable
(b)	/ /	Bank as defined in section 3(a)(6) of the Act: Not applicable
(c)	/ /	Insurance Company as defined in section 3(a)(19) of the Act: Not applicable
(d)	/ /	Investment Company registered under Section 8 of the Investment Company Act: Not applicable
(e)	/x/	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940:

(f)	/ /	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund (see 13d-1(b)(1)(ii)(F)): Not applicable
(g)	/ /	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (see Item 7): Not applicable.
(h)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(H): Not applicable.

CUSIP NO. 307168106	13G	Page 4 of 5 Pages

Item 4. Ownership

(a)	Amount beneficially owned:
607,450 Shares of Common Stock, $.01 par value.
(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: None.

	(ii)	Shared power to vote or to direct the vote: 607,450

	(iii)	Sole power to dispose or to direct the disposition of: None

	(iv)	Shared power to dispose or to direct the disposition of: 607,450

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 307168106	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January , 2002
(Date)

/s/ Gary Levenstein
(Signature)

Gary Levenstein, Executive Vice President Jess S. Morgan & Company, Inc.
(Name/Title)

QuickLinks

SCHEDULE 13G
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certification.
SIGNATURE